Exhibit 99.11

BRC IRREVOCABLE UNDERTAKING (the Undertaking)

To:	SABMiller plc (SABMiller)

Anheuser-Busch InBev SA/NV (AB InBev)

11 November 2015

Dear Sirs,

Business Combination involving SABMiller

We understand that AB InBev intends to effect a business combination with SABMiller by way of a three stage process involving (i) the UK Scheme; (ii) the Belgian Offer; and (iii) the Belgian Merger (the Transaction). This Undertaking sets out the terms and conditions on which we will vote in favour of the AB InBev Resolutions.

This Undertaking is entered into by us in consideration of SABMiller’s agreement in paragraph 12.

Shareholdings; Representations and Warranties

1.	We represent and warrant that:

(a)	we are the registered holder of 37,598,236 ordinary shares in the capital of AB InBev (the AB InBev Shares) and have the right to exercise the voting rights in respect of the AB InBev Shares;

(b)

other than as set out in this paragraph 1, we do not have any direct interest (as defined in the City Code on Takeovers and Mergers (the City Code)) in any securities of AB InBev or any rights to subscribe for, purchase or otherwise acquire any such securities, or any short positions (within the meaning set out in the City Code) in any such securities; and

(c)	we have full power and authority to enter into this Undertaking and to perform the obligations hereunder.

Dealings and undertakings

2.       We undertake that from the date of this Undertaking until the earlier of (i) completion of the Transaction (Completion); and (ii) this Undertaking lapsing in accordance with paragraph 14 below, subject to paragraphs 3 and 4, we shall not:

(a)

accept, in respect of the AB InBev Shares or any other shares in AB InBev issued or unconditionally allotted to, or otherwise acquired by, us before then (Further AB InBev Shares) any offer or other transaction which would otherwise be reasonably expected to prevent the implementation of the Transaction;

(b)	vote in favour of any resolution to approve any transaction which would otherwise be reasonably expected to prevent the implementation of the Transaction;

(c)	(other than pursuant to the Transaction) enter into any agreement or arrangement, incur any obligation or give any indication of intent:

(i)	to do any of the acts referred to in paragraphs 2(a) to 2(b);

(ii)	which, in relation to the AB InBev Shares or any Further AB InBev Shares, would or would reasonably be expected to:

(A)	restrict or impede us voting in favour of the AB InBev Resolutions; or

(B)	restrict or impede us acting in accordance with this Undertaking; or

(C)	which would otherwise be reasonably expected to prevent the implementation of the Transaction.

3.       This Undertaking does not prevent us from pledging or otherwise encumbering (in one or more transactions) AB InBev Shares and/or Further AB InBev Shares from time to time, nor does it prohibit existing pledges or encumbrances on AB InBev Shares if the terms of such pledge or encumbrance provide (other than in an enforcement event) for the voting rights of such AB InBev Shares and/or Further AB InBev Shares to remain with us. For the avoidance of doubt, there will be no right for us to pledge or otherwise encumber AB InBev Shares and/or Further AB InBev Shares, unless such pledge or encumbrance provides (other than in an enforcement event) for the voting rights of such AB InBev Shares and/or Further AB InBev Shares to remain with us.

4.       Nothing in this Undertaking shall prevent us from selling, transferring or otherwise disposing of any AB InBev Shares (in one or more transactions) in the period from the date of this Undertaking until the earlier of: (i) Completion; and (ii) this Undertaking lapsing in accordance with paragraph 14 below. Where any AB InBev Shares are sold, transferred or otherwise disposed of by us pursuant to this paragraph 4 (Sold AB InBev Shares) all references to AB InBev Shares in this Undertaking (other than in paragraph 1 of this Undertaking) shall be interpreted as excluding the Sold AB InBev Shares.

Undertaking to vote in favour of the AB InBev Resolutions

5.       We undertake that we shall exercise all voting rights attaching to the AB InBev Shares and any Further AB InBev Shares to vote in favour of all AB InBev Resolutions proposed at the AB InBev General Meeting.

Voting Rights

6.       From the time AB InBev releases the “Rule 2.7” press announcement in connection with the Transaction (the Press Announcement) to the date this Undertaking ceases to have effect in accordance with paragraph 14 we shall exercise the voting rights attached to the AB InBev Shares on a Relevant AB InBev Resolution (as defined in paragraph 7) only in a manner consistent with the implementation of the Transaction.

7.       A Relevant AB InBev Resolution means:

(a)

other than a AB InBev Resolution, any resolution (whether or not amended) proposed at a general meeting of shareholders of AB InBev, or at an adjourned meeting, the passing of which is required to implement the Transaction or which, if passed, might reasonably be expected to result in any condition of the Transaction not being fulfilled or the Transaction not being implemented in accordance with the terms set out in the Press Announcement or which might reasonably be expected to prevent the implementation of the Transaction;

(b)	a resolution to adjourn a general meeting of shareholders of AB InBev whose business includes the consideration of a resolution falling within paragraph 3 or paragraph 7(a); or

(c)	a resolution to amend a resolution falling within paragraph 5, paragraph 7(a) or paragraph 7(b)

Documentation

8.	We consent to:

(a)	this Undertaking being disclosed to the UK Panel on Takeovers and Mergers (the Panel) and the Belgian Financial Services and Markets Authority;

(b)

the inclusion of references to us, and particulars of this Undertaking and our holdings of, interests in, rights to subscribe for and short positions in relevant securities of AB InBev (Relevant References) being included in any scheme document or offer document to be published by, or on behalf of, SABMiller and/or Newco in connection with the Transaction, and any other announcement made, or document issued, by or on behalf of SABMiller and/or Newco in connection with the Transaction (any such document including Relevant References, a Relevant Reference Document), provided that (to the extent permitted by relevant law and regulation (including the City Code)) we have been afforded a reasonable opportunity to review and comment on the Relevant References in any such Relevant Reference Document prior to it being issued, published or delivered, as the case may be; and

(c)

this Undertaking being available for inspection as required by Rule 26.1 of the City Code or the Listing Rules of the Financial Conduct Authority including, without limitation, being made publicly available on AB InBev’s and SABMiller’s websites.

9.       We shall promptly give SABMiller and/or Newco all information and assistance as it and/or Newco may reasonably require, in relation to:

(a)	the UK Scheme Document; and

(b)

any other announcement to be made, or document to be issued, by or on behalf of SABMiller and/or Newco in connection with the UK Scheme, the Belgian Offer or the Belgian Merger in order to comply with the requirements of the City Code, the Panel, the High Court of England & Wales, the Companies Act 2006, the Financial Services Authority, the London Stock Exchange, the Belgian Companies Code, the Belgian Law of 1 April 2007 on takeover bids, the Belgian Royal Decree of 27 April 2007 on takeover bids, the Belgian Law of 16 June 2006 relating to the public offer of investment instruments and the admission to trading of investment instruments on a regulated market, the Law of 2 May 2007 on disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market, the Royal Decree of 14 February 2008 on disclosure of major shareholdings, the BFSMA or any other legal or regulatory requirement or body, and, in each case, we shall immediately notify SABMiller in writing of any change in the accuracy or impact of any information previously given to SABMiller and/or Newco.

Interpretation

10.	In this Undertaking:

(a)

references to the AB InBev General Meeting means the general meeting of the shareholders of AB InBev (and any adjournment thereof) to be convened in connection with the Belgian Merger, the Belgian Offer and the Transaction for the purpose of considering, and, if thought fit, approving, the AB InBev Resolutions;

(b)	references to the AB InBev Resolutions means such shareholder resolutions of AB InBev as are necessary to approve the Belgian Merger and the Belgian Offer;

(c)	references to the Belgian Merger means the reverse merger of AB InBev and Newco to be implemented in accordance with the Belgian Companies Code by way of which AB InBev will be absorbed by Newco;

(d)

references to the Belgian Offer means the voluntary cash takeover offer to be launched by AB InBev for all of the new ordinary shares in Newco to be issued upon Completion in accordance with the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids;

(e)

Business Day means a day, other than an English, Belgian, US or South African public holiday, Saturday or Sunday, when banks are open in London, Brussels, New York and Johannesburg for general banking business;

(f)	references to Newco means a newly incorporated limited company incorporated in Belgium, to be formed for the purpose of implementing the Transaction; and

(g)	references to the UK Scheme means the scheme of arrangement of SABMiller under section 895 of the Companies Act 2006.

Time of the Essence

11.       Any time, date or period mentioned in this Undertaking may be extended by mutual agreement but as regards any time, date or period originally fixed or as extended, time shall be of the essence.

The Transaction

12.       Subject to paragraph 13, SABMiller agrees that it will consent to the release of the Press Announcement in the form agreed by SABMiller and AB InBev as at the date of this Undertaking (or, in such other form as may be agreed between AB InBev and SABMiller or as may be required to comply with the requirements of the Panel, the High Court of Justice in England and Wales, the Companies Act 2006, BFSMA, or any other relevant authority) by not later than 11 November 2015 (or such later time as AB InBev and SABMiller may determine). The release of the Press Announcement is at AB InBev’s absolute discretion.

13.	If after AB InBev releases the Press Announcement:

(a)	the Panel consents to AB InBev not making or proceeding with the Transaction; or

(b)	AB InBev becomes aware that any condition of the Transaction has or may become incapable of being fulfilled,

neither Newco nor SABMiller shall be obliged to proceed with the UK Scheme, nor shall AB InBev be obliged to proceed with the Transaction.

Lapse of undertaking

14.	Subject to paragraph 15, this Undertaking shall lapse and cease to have effect to the extent not already implemented and without prejudice to any liability for prior breach:

(a)	if the Press Announcement is not released by 5p.m. on 11 November 2015 or such later date as AB InBev and SABMiller may agree;

(b)

if AB InBev announces, with the consent of the Panel, that it does not intend to make or proceed with the Transaction and no new, revised or replacement UK Scheme (to which this Undertaking applies) is announced in accordance with Rule 2.7 of the City Code at the same time;

(c)

if the UK Scheme lapses or is withdrawn and no new, revised or replacement UK Scheme (to which this Undertaking applies) has been announced with the consent of AB InBev, and in accordance with Rule 2.7 of the City Code, in its place or is announced, in accordance with Rule 2.7 of the City Code, at the same time;

(d)	fourteen (14) days following the date of the successful implementation of the Transaction in accordance with its terms;

(e)	on the date falling eighteen (18) months after the date of the Press Announcement (or such later date as we may agree in writing);

(f)

if either the Newco resolution (i) to adopt the new articles of association (the key terms of which are described in Appendix 6 of the Press Announcement) or (ii) to appoint the new board of directors of Newco, is not passed at the general meeting of Newco to be convened in respect of the Transaction; or

(g)	either of the Newco resolutions referred to in paragraph (f) above are revoked or amended prior to the UK Scheme becoming effective.

15.         If this Undertaking lapses, we shall have no claim against SABMiller, AB InBev or Newco.

Power of Attorney

16.       In order to secure the performance of our obligations and/or undertakings to take any steps or actions set out in paragraph 5 of this Undertaking, we appoint the Chairman of the board of directors of AB InBev (and, if the Chairman of the board of directors of AB InBev does not chair the AB InBev General Meeting, the Chairman of the AB InBev General Meeting alone) as our attorney if we fail to comply with any such obligations and/or undertakings in paragraph 5, in our name and on our behalf.

17.         We agree that this power of attorney is given by way of security to secure the performance of our obligations and/or undertakings to take any steps or actions in paragraph 5 of this Undertaking and is irrevocable in accordance with section 4 of the Powers of Attorney Act 1971 until this Undertaking lapses in accordance with paragraph 14.

Variation

18.       No variation of this Undertaking shall be effective unless agreed between each of the parties hereto.

Specific Performance

19.       We agree that if we fail to comply with any of the undertakings or our obligations under this Undertaking, damages may not be an adequate remedy and accordingly the remedies of injunction, specific performance and other equitable relief shall be available.

Third party rights

20.       Newco shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of this Undertaking (as amended from time to time), with effect from the date of its incorporation, subject to and in accordance with:

(a)	the terms of paragraph 22 (Governing Law); and

(b)	the term that the parties to this Undertaking may by agreement terminate or rescind or vary it in any way without the consent of Newco.

21.       Save as provided in paragraph 20, a person who is not a party to this Undertaking shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

Governing Law

22.       This Undertaking shall be governed by and construed in accordance with English law and we submit to the exclusive jurisdiction of the English courts for all purposes in connection with this undertaking. We shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this undertaking. Such agent shall be Law Debenture Corporate Services Limited (100 Wood Street, Fifth Floor, London EC2V 7EX) and any writ, judgement or other notice of legal process shall be sufficiently served on us if delivered to such agent at its address, for the time being. We irrevocably undertake not to revoke the authority of the above agent and, if for any reason, SABMiller requests us to do so we shall promptly appoint another such agent with an address in England and advise SABMiller. If following such a request we fail to appoint another agent, SABMiller shall be entitled to appoint one on behalf of us.

SIGNED as a DEED and	)	SIGNATURE:	/s/ MARCEL TELLES
DELIVERED by	)	A Manager

	)	SIGNATURE:	/s/ ALEXANDRE
	)	B Manager	BEHRING